Filed by Newbury Street II Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newbury Street II Acquisition Corp
Commission File No.: 001-42391

The following is a transcript of an investor conference call to discuss the proposed business combination between Newbury Street II Acquisition Corp and Fort Robotics, Inc. held on August 18, 2026.

Bonnie Friel

Good morning. My name is Bonnie Friel, and thank you for joining us today on the FORT Robotics and Newbury Street II Acquisition Corp Business Combination Webcast. Also on today’s call is Thomas Bushey, CEO of Newbury Street Two Acquisition Corp, and Samuel Reeves, founder and CEO of FORT Robotics. This webcast will be available for replay at fortrobotics.com/investors, where you will also find a copy of the investor presentation. Please note that today’s webcast contains forward-looking statements regarding future events and performance. Actual results could differ materially. Refer to today’s press release and investor presentation for the relevant risk factors, along with the risk factors that will be contained in the registration statement on Form S-4 that Newbury Street II and FORT intend to file with the SEC, this call is for informational purposes only and is not an offer to sell or a solicitation of any vote or proxy in connection with the business combination. With that, I’d like to hand it off to Thomas Bushe of Newbury Street to share greater details regarding the business combination. Tom?

Thomas Bushey

Good morning, and thank you for joining us. I’m Tom Bushy, the CEO of Newbury Street II Acquisition Corp, and we are thrilled to announce our proposed business combination with FORT Robotics. We believe FORT represents one of the most compelling opportunities for a horizontal platform in the physical AI space. FORT allows autonomous machines to operate safely, securely, and productively. And its safety platform is already trusted by more than 600 customers globally, including robotics developers, robotics users, universities, and governments. The company has built a broad and diversified customer base with safety solutions deployed across warehousing, transportation, manufacturing, construction, agriculture, mining, energy, defense, and other industries.

Customers include DoorDash, Cobot, Zooks, Hexagon, Textron, and Google DeepMind, among many others. The company is backed by investors including Tiger Global, Mark Cuban Companies, and Prologis Ventures, and recently announced a strategic collaboration with Nvidia as part of the Halos for Robotics ecosystem. FORT’s platform is reinforced by 25 patents and has been certified to meet safety integrity level three per IEC 61508. The robotics revolution is at a critical inflection point, and establishing a universal layer of trust should be critical to accelerating widespread adoption. FORT has built a differentiated platform that we believe is essential for the next generation of autonomous and physical AI deployment, unlocking significant potential for the industry.

We are also excited about this opportunity because we are partnering with an outstanding management team. Samuel Reeves has spent more than a decade in this category, from founding Humanistic Robotics and building safety systems used by the U.S. Army and the UN peacekeeping operations, to building FORT into the safety standard that a growing share of the robotic industry now builds around. Before I turn it over to Samuel, let me say a word about how FORT fits our own thesis at Newbury Street II.

We think FORT represents the most diverse horizontal platform levered to the growth in autonomous machines worldwide, and that we believe will deliver a compelling opportunity for long-term shareholder value creation. The company combines category-leading technology, real commercial traction, a large and growing market opportunity, and an exceptional management team. We are proud to partner with Samuel and the entire FORT team. And with that, let me hand it over to Samuel.

Samuel Reeves:

Thank you, Tom. My name is Samuel Reeves. I’m founder and CEO of FORT Robotics. I’m a career robotics entrepreneur, and I have a deep belief that autonomous robots and physical AI are going to change the world for humans and change it for the better. I started FORT Robotics in 2018 out of prior safety work in my first robotics company, where we built a robot for landline and IED clearance, which is really an incredible application for a robot.

We did it with funding from the U.S. Army, and because it was large, big enough to seriously injure you, we had to create a safety system. And by 2015, DARPA was doing their robotics challenge and sought us out to buy our safety systems for the teams that were competing in that challenge, and that’s what really opened their eyes to the fact that many people were going to be building autonomous robots, and everyone was going to need safety systems for this new type of machine. So FORT exists to ensure that robots cause no harm. We are privileged to work with more than 600 customers who are leading the way in creating the autonomous future. We are thrilled to be going public via this combination with Tom’s Newbury Street II.

In this next chapter as a public company, we’re also supported by an exceptionally talented and committed group of board members. I’m thrilled to be joined on the board by Tom, who you’ve already met, but also Sally Miller, who is the global CIO of DHL Supply Chain. Jennifer Vescio, who was formerly an executive at Uber, Dr. Vijay Kumar, who is currently the Dean of Engineering at the University of Pennsylvania and formerly head of their robotics lab, which is called the GRASP Lab, and Karl Iagnemma, who is currently the CEO of Vecna Robotics, formerly the CEO of Motional. These leaders will bring to our boardroom and expert-level knowledge base in frontier robotics research, deep financial acumen, along with decades of operating experience in enterprise technology deployment and platform-scale business development. They each possess qualities that I believe will serve us extremely well moving forward.

I now want to spend a few minutes outlining the problem we set out to solve and the opportunity that we’ve created. The core thesis of FORT is that physical AI is going to change how we work in every industry, but these new machines carry a completely new and different risk profile that must be addressed before autonomous systems can scale. Specifically, I mean mobile machinery that’s driven by AI, that’s not working behind cages, that’s connected to the internet. Things like humanoid robots, autonomous forklifts, autonomous floor cleaners, autonomous tractors, autonomous excavators, autonomous everything.

These machines are incredible. But compared to robots that are stationary, fenced in, programmed, disconnected from the world, these new machines have an entirely different risk profile. So FORT’s mission again is to ensure robots cause no harm. Why is this needed now? For the first time, the convergence of low-cost sensors and hardware, high-performance onboard compute, and the new advances of AI have made physical autonomy scalable, possible, cost-effective. We see this within our 600-plus customers that autonomy is starting to scale because the need is also there. There are labor shortages in every one of the end-use markets that we serve, big industries like construction and manufacturing and warehousing, agriculture and defense. Really any kind of physical worksite you can imagine is starting to use robots to augment the work of humans. [7:45: So there’s also a need to become competitive with low-cost regions on manufacturing the items that are critical to our economy and our national defense in the United States, and there are in existing industry more than 4 million injuries in the workplace every single year in the United States. So technologies like autonomous robotics that actually make work safer can have a hugely positive impact for those workers. So, in sum, these machines have the potential to change the world, but the AI driving them isn’t perfect. It makes mistakes. Anyone that’s used current AI tools on a personal level knows that from experience. So, the AI needs guardrails, especially in the physical world, it needs safety. So we believe that safety is the hidden bottleneck in physical AI adoption.

A machine can be highly capable, but if it creates unacceptable risk on a factory or a warehouse floor, it can’t be deployed broadly. So we have to get the safety right to get these new machines into work sites at scale. Now, there’s a term for this. It’s called functional safety. Functional safety is required already in everything that moves. It’s a design process. It’s a collection of standards. It’s a collection of suppliers that help mitigate risk in physical products. You find functional safety in planes, cars, oil and gas, chemical plants, off-highway vehicles-you name it. Anything that moves that could cause damage has functional safety applied to it. Now, legacy functional safety for robotics is not equipped to handle the dynamics of new physical AI, legacy safety systems aren’t modern. They’re not embeddable. They’re not secure. They’re not full stacked. They don’t have APIs that can integrate with AI. They aren’t intelligent. They have basic sensors with no understanding of the world. They’re expensive.

All of this was fine when the robots were stationary, working in a cage, not driven. By AI, not connected to the internet, but now the world has changed. So functional safety needs to modernize for the physical AI era, and this is the first thing that we’re doing in building the trust layer. FORT’s building out the tools and frameworks for a modern trust layer that manufacturers, integrators, end users, insurers, regulators, and governments can all rely on.

How we trust physical AI is one of the defining questions of the moment, and answering it moves these machines from isolated pilots into real, scalable adoption. Without safety, trust collapses, and the physical AI economy cannot scale.

So I want to talk a little bit about the product and technology moat and why FORT is positioned to meet this moment. So physical AI needs guardrails so we can trust it. FORT is creating the building blocks so that organizations can create really robust, provable, certifiable guardrails super easily. And so, what do we mean by guardrails? A few high-level principles. One is separate governance, and by that we mean that each machine should operate within a set of rules that are independent of the AI systems. This independent rules-based structure is ideally determined through an organized process of risk assessment and mitigation design. This is the process that’s at the core of functional safety. The rules need to apply uniquely for each kind of machine and each kind of situation, but the overarching principle of separate, rules-based governance is universal. Now, the other principle is human oversight. We should always be able to stop, intervene, otherwise interrupt the behavior of a machine. That doesn’t mean humans are standing around watching what the machines are doing. That just means that humans need to be in the loop. Humans need to have oversight of how a machine is functioning.

FORT helps organizations build these guardrails with a set of building blocks that are super reliable, safety certified, purpose built for the needs of physical AI. At the heart of the system is an onboard controller with a configurable rules engine. This is a device or a piece of software that enforces the rules independent of the AI. Our customers use this controller to connect their machines, things like autonomous work lifts or humanoid robots, to things on the worksite, things like door locks or safety sensors or fire alarms, and then they program the rules for what happens to the machine when any of those other systems are activated.

Our customers also use these controllers to create human-in-the-loop control systems to achieve that human oversight I mentioned earlier. That may mean a human looking at a machine, or it may mean a human two states away with video and the ability to wire in and take over control of the machine if needed. To deliver this capability, we first had to modernize safety for the age of physical AI. We had to make it embeddable, work over wireless networks and multiple wireless networks at the same time, make it secure, give it an API so that it can integrate with modern systems, make it dynamic, and then we had to safety certify all of that to globally recognizable safety standards. So the first step was making functional safety systems modern for physical AI.

Then we had to start making it smart using perception to understand the world around it, and then behaviors to proactively avoid risk. Legacy safety systems were created for stationary machines that are surrounded by fences, so they really didn’t need to be either modern or smart in the ways that I’ve discussed. We have a deep competitive moat backed by a real technological advantage. By that we mean 25 issued patents covering the safety state architecture, covering proprietary long-range wireless protocols, covering the merger of safety and security control, and many other component technologies that work together to deliver our safety technology that goes into these building blocks. We also have a process mode within the design process used to create these devices that have passed through safety certification. Our safety integrity level three certification under IEC 61508, which is an internationally recognized functional safety standard, hits the highest tier of certified reliability for industrial safety systems. Building the processes and then building the technology to go through them, and then gaining that third-party certification to this internationally recognized standard was a major, major endeavor that gives us credibility with customers and also gives us a significant competitive moat.

We also have deep and enduring customer relationships, and a major first mover advantage with systems that are very sticky once they’re installed with customers. In addition, in May of 2026, we acquired a company called Mapless AI, and that added remote human-in-the-loop teleoperation and onboard active safety to our existing safety systems. And this is an example of us building up our platform with great teams and great technologies, great customers to create something that is truly extraordinary. We also have ecosystem partnerships. One of the most notable that we’ve announced recently is our partnership with NVIDIA, specifically with their initiative called Halos for Robotics, where together we are delivering an exciting worksite-level safety solution using cameras and AI that can be safety certified in ways never before seen on a physical worksite. We also work with leaders in industrial control systems, companies like Advantec and Nexcobot, we work these companies to integrate FORT building blocks into their systems.

The platform itself is machine agnostic. The same safety principles apply whether a customer is deploying juvenoids, automated forklifts, heavy AMRs, excavators, tractors, some other autonomous system. There is a major advantage to being an independent machine agnostic layer that everyone can work with. I’d like to spend a minute talking about the business architecture and strategy at a big picture level. Our strategy is to work with all levels of the value chain, starting with the OEMs who are building the machines, extending to the end users who are operating the worksite itself with a mixed fleet of machines from different manufacturers within it, to the ecosystem of companies and providers who are providing relevant technologies like sensors and networks and other things that work with the robots.

By working with all three players in the value chain, we can help all parties make rapid progress while building a powerful network effect and a significant competitive moat for FORT. The core analogy that I like to use is Android. So just as Android created a common operating layer for mobile devices, FORT delivers a unified safety and trust layer across machines, people, and environments. We believe that a common approach to trust and safety will unlock progress for all parties.

I want to talk a little bit about our commercial traction and our financial highlights. So this industry is still early, but our approach has garnered broad adoption across more than 600 customers globally, including robotics developers, robotics users, universities, governments.

Our customers include leaders in this space like DoorDash, Cobot, Zoox, Hexagon, Textron, Google DeepMind, companies in the European technology community like Ocado and Oxa, other companies in the defense space like Rheinmetall and Forterra, companies in construction and agriculture like Genie and AgSeed. We are extraordinarily grateful for the broad penetration that we have among some of the greatest companies in the world that are playing in this space. And as the broader physical AI market scales, FORT is positioned to scale alongside it, which is why our business has accelerated so much recently.

Our deployed units have doubled from 2022 to 2025, and now exceed 19,500 globally. We have strong top-line momentum. In 2025, revenue compounded at a 62% year-over-year growth rate, including achieving a 91% growth rate among those mature enterprise accounts spending more than $100,000 annually with us. We are massively horizontal, and we sell into most end-use markets when you can think of new robots being deployed, and this horizontal diversification has been a really important way to de-risk our business.

But de-risking our customer base has also been a focus area for us, and growing that major enterprise category is a key factor to doing so. So, since 2021, we’ve driven a 3.8x total growth in six-figure customers, but no single customer was more than 9% of our 2025 revenue. So, more and more customers are spending more and more money with us, but no single one of them comprises too much of our total business. Our accelerated commercial velocity has continued into this year, into 2026, with Q1 booking surging 101% year over year, signaling rapid commercial inflection.

We have a high-margin, capital-efficient profile. We had $276,000 of revenue per employee in 2025, which further demonstrated capital efficiency as we consistently built revenue without the need for a large number of employees. Over time, we’ve built a durable, compounding customer base. Cohorts acquired as early as 2019 continue to generate revenue today, with pre-2025 cohorts contributing an estimated 68% of our 2025 bookings. Deep sticky customer relationships and low churn are the center of this investment thesis.

So, why FORT is entering the public markets now? We’ve achieved remarkable success without raising a substantial amount of money. We’ve operated lean, but now the industry and our business is at an inflection point for physical AI adoption. Going public is expected to provide us with additional resources required to accelerate our platform. We intend to use the proceeds from the transaction to accelerate product development, including next-generation safety intelligence, observability, cybersecurity software. We intend to also use it to scale global go-to-market and channel partner efforts, and to support targeted high synergy tuck-in M&A opportunities, like you saw with our Mapless AI acquisition. So, in closing, I want to thank Tom and the Newbury Street team. I want to thank my team. I want to thank our existing board and our new board. I want to thank our investor base that has partnered with us to get to this point. We are incredibly excited about the opportunity before us, and we look forward to meeting many of you in the months to come. That concludes today’s presentation. Thank you for joining.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ’s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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